UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

Unit 1904, 19/F., Podium Plaza, 5 Hanoi Road

Tsim Sha Tsui, Kowloon Hong Kong

Tel: +852 98232486

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Convertible Notes and Warrant Offering

On June 9, 2025, 3 E Network Technology Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to sell and issue (i) up to $7.4 million in face value of 8% original issue discount senior secured convertible notes (“Notes”) and (ii) warrants (“Warrants”) to purchase up to certain number of Class A ordinary shares par value $0.0001 per share (“Shares”) that equals 40% of the maximum principal amount of the First Tranche Note divided by the daily VWAP prior to the initial closing date of the First Tranche.

The Purchase Agreement provides for three tranches of Notes and Warrants, including (i) the First Tranche, which consists of up to $2.2 million in principal amount of Note and related Warrants, to be issued in two installments, the first installment upon signing of the Purchase Agreement and the second installment upon the U.S. Securities and Exchange Commission (the “SEC”) declaring the initial resale registration statement to be filed therefor effective; (ii) the Second Tranche, also up to $2.2 million in principal amount of Note, to occur on the earlier of the date on which the First Tranche Note has less than $500,000 in principal remaining or after 120 days following effectiveness of the initial resale registration statement, subject to the Company having a minimum market capitalization of $30 million; and (iii) the Third Tranche, up to $3.0 million in principal amount of Notes, which may be issued by mutual consent up to 180 days after the Second Tranche closing. The conversion price of the Notes equals to the lower of (i) a fixed price equal to 120% of the average of the three daily volume weighted average prices (“VWAPs”) of the Shares immediately prior to the applicable closing date, which will be subject to adjustment for dilutive offerings (excluding director and officer compensation) that occur within the next 18 months and (ii) a floating price based on 93% of the lowest daily VWAP in the 10 trading days immediately preceding the conversion if there is no event of default. The transaction is subject to customary closing conditions for each tranche, and each closing is expected to take place once those conditions are satisfied or waived in the near future.

Concurrently, the Company and the Investor entered into a Registration Rights Agreement, which stipulates that the Company will file a registration statement on Form F-1 with the SEC within 15 days of the initial First Tranche Closing, which will cover the resale of Shares issuable upon conversion of the First Tranche of the Notes and the exercise of the Warrants. The Company also agreed to file a registration statement covering the resale of the Shares issuable upon the conversion of the Second Tranche and Third Tranche of the Notes within 15 days after the closing of each such tranche.

In addition, to secure the transactions and as a condition precedent to each tranche closing, the Company, its subsidiaries, and the Investor will enter into a Guarantee Agreement at each closing to guarantee the Company’s payment and performance of all obligations under the Purchase Agreement.

The Company also issued 1,248,611 Shares (“Pre-Delivery Shares”) and pre-funded warrants to purchase an additional 213,389 Pre-Delivery Shares, providing the Investor with a conditional right to use such Pre-Delivery Shares to timely effect conversions under the Notes, and agreed to include such Pre-Delivery Shares in the initial resale registration statement referred to above. The number of Pre-Delivery Shares are subject to adjustment as set forth in the Notes. In addition, the Company granted the Investor the right, beginning on the date on which no Notes are outstanding following the final closing under the Purchase Agreement, and for a period of six months thereafter, to purchase all or any portion or portions of the Pre-Delivery Shares at a price per share equal to 93% of the average of the daily VWAPs for the 10 trading days immediately preceding such purchase.

The foregoing description of the Purchase Agreement, the Notes, the Warrants, the Registration Rights Agreement, the Guarantee Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, forms of which are filed as Exhibits 10.1, 4.1, 4.2, 10.2 and 10.3 hereto, respectively, and incorporated by reference.

The Company also issued a press release announcing the transaction, a copy of which is furnished herewith as Exhibit 99.1.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description
4.1	Form of Senior Secured Convertible Note
4.2	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Guarantee Agreement
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: June 9, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Chief Executive Officer

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